Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of

RMX Resources, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RMX Resources, LLC and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ equity and cash flows for the year-ended December 31, 2019 and for the period from March 27, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the year-ended December 31, 2019 and for the period from March 27, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP

Dallas, Texas

March 27, 2020

We have served as the Company’s auditor since 2018.

RMX Resources, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2019

ASSETS

	December 31,	December 31,
	2019	2018

CURRENT ASSETS
Cash and cash equivalents	$1,559,897	$1,735,555
Restricted cash	-	800,000
Accounts receivable:
Oil and gas sales	1,740,687	1,249,134
Joint interest billings	31,981	65,649
Receivable from Royale Energy	298,794	621,244
Other	34,295	191,604
Prepaid expenses	214,476	232,475
Commodity derivatives short-term	-	1,546,614
Total current assets	3,880,130	6,442,275

OIL AND GAS PROPERTIES,
(successful efforts method)
Work in progress, not subject to amortization	-	698,996
Proved properties, subject to amortization	70,984,015	64,351,145
Other fixed assets	254,210	240,107
Less: Accumulated depreciation, depletion and amortization	(2,962,793)	(704,548)
Net oil and gas properties	68,275,432	64,585,700

OTHER ASSETS
Deposits	36,700	30,000
Commodity derivatives, long-term	209,579	700,287
Total other assets	246,279	730,287

TOTAL ASSETS	$72,401,841	$71,758,262

RMX Resources, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2019

	December 31,	December 31,
	2019	2018

CURRENT LIABILITIES
Trade payables	$913,465	$1,877,151
Royalties payable	902,176	791,084
Asset retirement obligations	492,709	954,157
Accrued liabilities	843,519	608,362
Advance from Royale	2,826,103	-
Commodity derivatives, short-term	334,960	-
Total current liabilities	6,312,932	4,230,754

LONG-TERM LIABILITIES AND DEBT
Secured term debt, net of unamortized loan costs	19,403,800	22,822,550
Asset retirement obligations	15,856,694	11,785,304
Total long-term liabilities and debt	35,260,494	34,607,854

TOTAL LIABILITIES	41,573,426	38,838,608

MEMBERS' EQUITY
Members' Equity	30,828,415	32,919,654
Total member's equity	30,828,415	32,919,654

TOTAL LIABILITIES AND MEMBERS' EQUITY	$72,401,841	$71,758,262

RMX Resources, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

		Period from
		March 27,
		2018
		(inception)
		through
	December 31,	December 31,
	2019	2018

OPERATING REVENUES
Oil and gas sales, net	$16,392,305	$8,773,661
Net Operating Revenue	16,392,305	8,773,661

OPERATING EXPENSES
Oil and gas production costs	9,401,825	4,720,485
General and administrative expense	2,726,296	2,368,248
Acquisition and start-up costs	-	805,802
Depletion, depreciation and amortization	2,258,245	704,548
Accretion of asset retirement obligations	549,649	356,042
Total operating expense	14,936,015	8,955,125

Income (loss) from operations	1,456,290	(181,464)

OTHER INCOME (EXPENSE)
Interest expense	(1,260,948)	(653,569)
Gain (loss) on commodity derivatives, net	(2,243,295)	2,466,812
Income tax expense	(14,584)	-
Other income (expense)	(28,702)	37,875
Total other income (expense), net	(3,547,529)	1,851,118

NET INCOME (LOSS)	$(2,091,239)	$1,669,654

RMX Resources, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

Periods from March 27, 2018 (inception) through December 31, 2019

	Series A	Series B	Total

Balances at March 27, 2018	$—	$—	$—

Contributions	6,250,000	25,000,000	31,250,000

Net income	333,931	1,335,723	1,669,654

Balances at December 31, 2018	6,583,931	26,335,723	32,919,654

Net loss	(418,248)	(1,672,991)	(2,091,239)

Balances at December 31, 2019	$6,165,683	$24,662,732	$30,828,415

RMX Resources, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

		Period from
		March 27, 2018
	Year Ended	(inception) through
	December 31,	December 31,
	2019	2018

OPERATING
Net income (loss)	$(2,091,239)	$1,669,654
Reconciliation of net income (loss) to net cash provided by
Operating activities
Depletion, depreciation and amortization	2,258,245	704,548
Accretion of discount on ARO	549,649	356,042
Amortization of deferred loan costs	31,250	90,104
Unrealized (gain) loss on commodity derivatives	2,372,283	(3,346,189)

Changes in operating assets and liabilities
Accounts receivable	21,874	(1,943,661)
Prepaid expenses	17,999	(227,553)
Deposits	(6,700)	(30,000)
Payables	(852,594)	2,239,392
Accrued liabilities	3,061,259	608,362
Net cash provided by operating activities	5,362,026	120,699

INVESTING
Acquisitions of oil and gas properties, net of cash acquired	-	(44,364,800)
Additions to oil and gas properties	(2,887,684)	(952,790)
Net cash used in investing activities	(2,887,684)	(45,317,590)

FINANCING
Payment of debt issuance costs	-	(212,500)
Borrowings under revolving lines of credit	5,500,000	35,444,946
Repayments under revolving lines of credit	(8,950,000)	(12,500,000)
Contributions from members	-	25,000,000
Net cash provided by (used in) financing activities	(3,450,000)	47,732,446

Net increase (decrease) in cash and cash equivalents and restricted cash	(975,658)	2,535,555

Cash and cash equivalents at beginning of year	2,535,555	-
Cash and cash equivalents at end of period	$1,559,897	$2,535,555

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
Interest	$1,229,698	$554,564
Issuance of Series A units in exchange for oil and gas properties	$-	$6,250,000

RMX RESOURCES, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

NOTE 1 – Organization and Basis of Presentation

Organization

RMX Resources, LLC, is a Texas limited liability company (“RMX”, or the “Company”) formed on March 27, 2018 with CIC RMX LP (“CIC”) as the sole member to acquire and develop oil and gas reserves in certain fields in California. Pursuant to the Subscription and Contribution Agreement dated April 4, 2018, between RMX and Royale Energy, Inc. (‘Royale”), RMX acquired its initial oil and gas properties and its ownership of Matrix Oil Corporation (“MOC”), its wholly owned subsidiary. (See Note 2 – Asset Acquisition and Business Combination)

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of RMX and its wholly owned subsidiary, MOC, have been prepared in conformity with the generally accepted accounting principles of the United States of America (“GAAP”). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The most significant estimates pertain to proved oil and gas reserve volumes and the future development costs.  Actual results could differ from those estimates.

Cash, Restricted Cash and Cash Equivalents

RMX considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At times, the amount of cash and cash equivalents on deposit in financial institutions exceeds federally insured limits. We monitor the soundness of the financial institutions and believe the Company’s risk is negligible.

Accounts Receivable

Accounts receivable, joint interest billings, consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date. Accounts receivable, oil and gas sales, consist of uncollateralized accrued revenues due under normal trade terms, generally requiring payment within 30 to 60 days of production. No interest is charged on past-due balances. Payments made on all accounts receivable are applied to the earliest unpaid items. We review accounts receivable periodically and reduce the carrying amount by a valuation allowance that reflects our best estimate of the amount that may not be collectible. No such allowance was considered necessary at December 31, 2019 or 2018.

Prepaid Expenses and Other Assets

Prepaid expenses represent expenditures that have not yet been recorded by the Company as an expense, but have been paid for in advance. The cost is charged to expense each month for which the future benefit is recognized.

Deposits

RMX maintains a rolling deposit for use in ongoing negotiations with governmental entities whereby the Company has agreed to assist those entities with costs which they might incur during those negotiations. This deposit will be maintained until numerous negotiations are concluded, which will likely take more than twelve months.

Royalties Payable

The Company receives gross proceeds from oil and gas sales. The proceeds include amounts due to royalty owners and are recorded as royalties payable until such time they are paid.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Revenue Recognition

Revenue is recognized when oil and gas is delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership and takes control of the product. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. The company bears no shipping and handling costs related to its sales of oil and gas.

The principal activity from which the Company generates its revenue is oil and gas sales by way of contracts with customers. Contracts with customers stipulate how the products are priced and payment terms. RMX generally sells crude oil and natural gas under short-term agreements at prevailing market prices. Prices are fixed or determinable and collectability is reasonably assured. Revenues from the production of oil and natural gas properties, in which RMX has an interest with other producers, are recognized on the basis of RMX’s net working interest. Differences between actual production and net working interest volumes are not significant. RMX’s financial statements reflect its pro rata ownership of wells.

All oil and gas sales of the Company are generated in California. The following table presents disaggregated revenue by major sources for the year ended December 31, 2019 and 2018:

	2019	2018
Revenue
Oil	16,102,123	8,442,914
Gas	290,182	330,747
Total Revenue from contracts with customers	16,392,305	8,773,661

Dependence on Major Customers

For the year ended December 31, 2019, sales to Conoco Phillips accounted for approximately 66% of our total sales and PBF Holding Company accounted for approximately 29% of our total sales. Accounts receivable, oil and gas sales, from Conoco Phillips and PBF, amounted to 95% of the amount outstanding at December 31, 2019. For the period ended December 31, 2018, sales to Conoco Phillips accounted for approximately 95% of our total sales. Accounts receivable, oil and gas sales, from Conoco Phillips and one other customer, amounted to 83% of the amount outstanding at December 31, 2018. Although we are exposed to a concentration of credit risk, we believe that our primary purchasers are credit worthy.

Oil and Gas Property and Equipment

RMX uses the successful efforts method to account for its development, exploration and production activities.  Under this method, RMX accumulates its proportionate share of costs on a well-by-well basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred, and capitalizes expenditures for all developmental wells and successful exploratory wells.   Maintenance and repair costs, including planned major maintenance, are expensed as incurred.  Major renewals and improvements are capitalized and the assets replaced are retired.

Interest costs, to the extent they are incurred to finance expenditures during the construction phase, are capitalized and included in amounts subject to depletion. The Company had no capitalized interest for any projects under this accounting policy during the reporting period.

RMX carries, as an asset, exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where RMX is making sufficient progress assessing the reserves and the economic and operating viability of the project.  Exploratory well costs not meeting these criteria are charged to expense. Other exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Capitalized amounts attributable to proved oil and gas properties are depleted by the unit-of-production method over proved reserves using the unit conversion ratio of six Mcf of gas to one barrel of oil equivalent (“Boe”), and one barrel of NGLs to one Boe. The ratios of six Mcf of natural gas to one Boe and one barrel of NGLs to one Boe do not assume price equivalency and, given price differentials, the price for a Boe for natural gas may differ significantly from the price for a barrel of oil. Capitalized costs of proved mineral interests are depleted over total estimated proved reserves, and capitalized costs of wells and related equipment and facilities are depleted over estimated proved developed reserves.

Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Production costs are expensed as incurred. Production involves lifting the oil and gas to the surface and gathering, treating, field processing and field storage of the oil and gas. The production function normally terminates at the point when custody transfers to the buyer. Production costs are those incurred to operate and maintain RMX’s wells and related equipment and facilities. They become part of the cost of oil and gas produced. These costs, sometimes referred to as lifting costs, include such items as labor costs to operate the wells and related equipment; repair and maintenance costs on the wells and equipment; materials, supplies and energy costs required to operate the wells and related equipment; and administrative expenses related to the production activity.

Proved oil and gas properties held and used by RMX are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

RMX estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated evaluation assumptions for crude oil commodity prices.  Annual volumes are based on field production profiles, which are also updated annually. Prices for natural gas and other products are based on assumptions developed annually for evaluation purposes.

Impairment analyses are generally based on proved reserves.  An asset group would be impaired if the undiscounted cash flows were less than its carrying value.  Impairments are measured by the amount the carrying value exceeds fair value. No impairment was indicated at December 31, 2018 or 2019.

Council of Petroleum Accounting Societies (“COPAS”) Overhead

The operations and accounting for oil and gas properties is governed by a Joint Operating Agreement. Most operating agreements call for the charging of an overhead rate to cover the cost of company personnel performing engineering, land and accounting functions to support the operations of the property. The amounts charged to properties as COPAS overhead are treated as a reduction to general and administrative expense.

Royalty Owner Transportation and Marketing Charges

Many lease agreements provide that oil and gas marketing and transportation expenses may be charged to the lease owner as a reduction to their royalty compensation. RMX regularly charges this amount to royalty owners and credits the amount through the joint owner billings to working interest participants.

Fair Value Measurements

According to Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification, assets and liabilities that are measured at fair value on a recurring and nonrecurring basis in period subsequent to initial recognition, the reporting entity shall disclose information that enable users of its financial statements to assess the inputs used to develop those measurements and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values as of the balance sheet dates because of their generally short maturities.

The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3: Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions

Fair Value of Financial Instruments (other than Commodity Derivative Instruments, see below) – The carrying values of financial instruments, excluding commodity derivative instruments, comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments.

Derivatives – The fair values of the Company’s commodity derivatives are considered Level 2 as their fair values are based on third-party pricing models which utilize inputs that are either readily available in the public market, such as natural gas and oil forward curves and discount rates, or can be corroborated from active markets or broker quotes. These values are then compared to the values given by the Company’s counterparties for reasonableness. The Company is able to value the assets and liabilities based on observable market data for similar instruments, which results in the Company using market prices and implied volatility factors related to changes in the forward curves. Derivatives are also subject to the risk that counterparties will be unable to meet their obligations.

Debt -- The Company’s debt is recorded at the carrying amount on its Consolidated Balance Sheets. For further discussion of the Company’s debt, please see Note 4 – Debt and Interest Expense. The carrying amount of floating-rate debt approximates fair value because the interest rates are variable and reflective of market rates.

ARO Amounts - The Company estimates asset retirement obligations pursuant to the provisions of FASB ASC Topic 410, "Asset Retirement and Environmental Obligations" ("FASB ASC 410"). The initial measurement of asset retirement obligations at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and gas properties. Given the unobservable nature of the inputs, including plugging costs and reserve lives, the initial measurement of the asset retirement obligation liability is a non-recurring Level 3 fair value measurement. See Note 3 for further discussion of the Company's asset retirement obligations.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable.

Fair value measurements at December 31, 2019
	Quoted	Significant
	prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Commodity derivatives - oil		(125,382)		(125,382)

Fair value measurements at December 31, 2018
	Quoted	Significant
	prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Commodity derivatives - oil		2,246,901		2,246,901

Derivative instruments listed above include swaps and two-way collars. For additional information on the Company’s derivative instruments and derivative liabilities, see Note 6 – Commodity Derivative Instruments.

We measure and record compensation expense for Series C Unit awards to employees and others based on estimated grant date fair values. We recognize compensation costs for awards granted over the requisite service period based on the grant date fair value in general and administrative expenses on our consolidated statements of operations. Additionally, we recognize forfeitures of share-based compensation as they occur.

Accounting Standards

Not Yet Adopted

Lease accounting standard -- In February 2016, the FASB issued a new lease accounting standard, which requires lessees to recognize most leases, including operating leases, on the balance sheet as a right of use asset and lease liability. Short-term leases can continue being accounted for off balance sheet based on a policy election. This standard does not apply to leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources, including the intangible right to explore for those natural resources and rights to use the land in which those natural resources are contained. This standard is effective for us in the first quarter of 2019 and shall be applied using a modified retrospective approach at the beginning of the earliest period presented in the financial statements. Early adoption is permitted.

We have made policy elections to (i) not capitalize short-term leases for all asset classes, (ii) to not separate non-lease components from lease components for all of our current asset classes, (iii) apply the package of practical expedients that allows us to not reassess: whether any expired or existing contracts contain leases, lease classification for any expired or existing leases and initial direct costs for existing leases, (iv) apply the land easement practical expedient to not evaluate land easements that existed or expired prior to adoption and (v) apply the practical expedient to apply hindsight in estimating lease term and impairment.

Management is in the process of completing the evaluation and implementation but expects to record right of use assets and liabilities of approximately $100,000 to $200,000 at adoption.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Hedge accounting standard -- In August 2017, the FASB issued a new accounting standards update that amends the hedge accounting model to enable entities to hedge certain financial and nonfinancial risk attributes previously not allowed. The amendment also reduces the overall complexity of documenting, assessing and measuring hedge effectiveness. This standard is effective for us in the first quarter of 2019. Early adoption is permitted in any interim or annual period. The amendment mandates modified retrospective adoption when accounting for hedge relationships in effect as of the adoption date. None of our derivative instruments are currently designated as hedges; as a result we do not expect the adoption of this standard to have a significant impact on our consolidated results of operations, financial position or cash flows.

Recently Adopted

Revenue recognition standard -- On the formation of RMX, we adopted the new ASC Topic 606, Revenue from Contracts with Customers and all the related amendments. We determined that for oil and gas concerns, the transition to this new standard has little or no impact on our existing procedures.

Definition of a business -- In January 2017, the FASB issued a new accounting standards update that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities constitutes a business. The guidance requires us to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities would not represent a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in the new revenue guidance. RMX adopted this standard at inception.

Statement of Cash Flows -- In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, which clarifies the classification of certain cash receipts and payments. The specific cash flow issues addressed by ASU 2016-15, with the objective of reducing the existing diversity in practice, are as follows: (1) Debt prepayment or debt extinguishment costs; (2) Settlement of zero-coupon debt instruments or other debt instruments with insignificant coupon interest rates; (3) Contingent consideration payments made after a business combination; (4) Proceeds from the settlement of insurance claims; (5) Proceeds from the settlement of corporate-owned life insurance policies; (6) Distributions received from equity method investees; (7) Beneficial interest in securitization transactions; and (8) Separately identifiable cash flows and application of the predominance in principle. The Company adopted this new standard at inception. The most significant impact on its consolidated financial statements is the presentation of restricted cash within the totals of cash, cash equivalents and restricted cash on the consolidated statement of cash flows.

NOTE 2 – Asset Acquisitions and Business Combination

Royale Energy, Inc.

On April 4, 2018, RMX and Royale entered into a Subscription and Contribution Agreement (the “Contribution Agreement”) whereby RMX would acquire certain assets from Royale, principally comprised of oil and gas properties in Los Angeles and Kern Counties.  In exchange for the contributed assets, Royale would receive a 20% equity interest in RMX, an equity performance incentive interest and $20.0 million in cash, subject to customary purchase price adjustments.

The assets contributed by Royale and its subsidiaries included (i) all of their respective oil and gas properties located in the State of California other than certain excluded assets, (ii), the right to acquire the 50% non-operated working interest in oil and gas leases in the Sansinena and East Los Angeles fields from Sunny Frog Oil LLC (“Sunny Frog”) which were operated by MOC, and (iii) all of the stock of MOC, the operating company.

The Contribution Agreement contemplated a two-step closing and funding, with the first closing being the Sunny Frog acquisition consummated on April 4, 2018 and the second closing occurring on April 13, 2018.

Immediately upon execution of the Contribution Agreement and consummation of the First Closing, RMX purchased the 50% non-operated working interest in oil and gas leases in the Sansinena and East Los Angeles fields pursuant to the Sunny Frog Purchase and Sales Agreement, as amended for approximately $15 million.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

We considered various factors in our estimate of fair value of the acquired assets including (i) reserves, (ii) production rates, (iii) future operating and development costs, (iv) future commodity prices, including price differentials, (v) future cash flows.

We consider the two transactions contemplated by the Contribution Agreement as more or less simultaneous. The assets acquired and the liabilities assumed by the Company in the transactions constitute a business combination.

The fair value of the assets were determined using the discounted cash flow approach using Level 3 inputs according to the ASC 820, Fair Value, hierarchy. The determination of the fair value of the oil and gas and other property, plant and equipment acquired required significant judgement, including estimates relating to the production assets and the other transaction costs. Below is the summary of fair value of considerations transferred, the assets acquired and the liabilities assumed:

Fair value of consideration transferred
Cash	$35,036,603
Purchase price adjustments payable	75,000
Series A membership units (1)	6,250,000
Total consideration transferred	$41,361,603

Assets acquired and liabilities assumed
Cash	$555,518
Oil and gas properties	50,818,079
Commodity derivatives (2)	(1,099,288)
Royalties payable	(305,765)
Working Capital Items, net	(4,990)
Asset retirement obligations	(8,601,951)
Net assets acquired	$41,361,603

(1) The Series A Units issued to Royale represented a 20% equity interest in the LLC at closing.

(2) At closing RMX assumed commodity derivates liabilities, crude oil swaps, from Royale and Sunny Frog which had a combined negative mark to market of $1,099,288 based on forward commodity prices and other data (a level 2 fair value measurement)

Acquisition costs amounted to $805,802 and are included in Acquisition and start-up costs.

West Coast Energy Production

In December 2018, RMX acquired additional interests in the Whittier Field and Bellevue Field. These interests were acquired pursuant to the Purchase and Sale Agreement between Royale Energy, Inc. and West Coast Energy Properties executed September 19, 2018. The Purchase and Sale Agreement was amended on October 18, 2018 to add RMX as a party to the agreement, with RMX being the purchaser of the Whittier and Bellevue interests. The purchase price was $12,000,000 with an effective date of March 31, 2018. The transaction was subject to customary and standard purchase price adjustments.

We considered various factors in our estimate of fair value of the acquired assets including (i) reserves, (ii) production rates, (iii) future operating and development costs, (iv) future commodity prices, including price differentials, (v) future cash flows, and (vi) working conditions and expected lives of vehicles and equipment.

We determined that substantially all of the fair value of the assets acquired related to additional interests in proved oil and gas properties in which RMX had existing ownership and, as such, the WCEP acquisition does not meet the definition of a business. Therefore, we have accounted for the transaction as an asset acquisition and allocated the purchase price based on the relative fair value of the assets acquired.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

The fair value of the assets was determined using the discounted cash flow approach using Level 3 inputs according to the ASC 820, Fair Value, hierarchy. The determination of the fair value of the oil and gas and other property, plant and equipment acquired, and accounts payable and liabilities assumed, required significant judgement, including estimates relating to the production assets and the other transaction costs. Below is the summary of the identifiable assets acquired:

Amount
Fair value of consideration transferred
Cash	$9,883,715
Total consideration transferred	9,883,715

Assets acquired and liabilities assumed

Accounts receivable	$145,804
Oil and gas properties	13,519,379
Asset retirement obligations	(3,781,468)
Net assets acquired	$9,883,715

NOTE 3 - Asset Retirement Obligations

 The Asset Retirement and Environmental Obligations Topic of the FASB Accounting Standards Codification requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred or becomes determinable (as defined by the standard), with an associated increase in the carrying amount of the related long-lived asset.  The cost of the tangible asset, including the initially recognized asset retirement cost, is depreciated over the useful life of the asset.  The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate.  The provisions of this topic apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, development, and operation of a long-lived asset. The following table summarizes ARO for the periods ended December 31, 2019 and December 31, 2018.

	Twelve months ended December 31, 2019	Nine months ended December 31, 2018
Asset retirement obligation, beginning of period	$12,739,462	$-

Liabilities incurred during the period	66,944	12,383,419
Changes in assumptions	2,993,348	-
Accretion expense	549,649	356,043
Asset retirement obligation, end of period	$16,349,403	$12,739,462

The change in assumptions resulted from additional information gathered during the year about the expected lives of the wells and the number of wellbores in the field.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

NOTE 4 - Debt and Interest Expense

	Twelve months ended December 31, 2019	Nine months ended December 31, 2018
Long-term debt consist of the following:

Senior credit facility, balance outstanding	19,494,946	22,944,946
Deferred Loan costs, net of amortization	(91,146)	(122,396)
Secured tern debt net of amortized loan costs	19,403,800	22,822,550

	Twelve months ended December 31, 2019	Nine months ended December 31, 2018
Credit agreement interest expense	$1,196,669	$534,935
Credit agreement commitment fees	12,500	18,963
Amortization of credit agreement loan costs	31,250	90,104
Letter of Credit Fee	20,529	9,567
Total interest expense	$1,260,948	$653,569

Senior Credit Facility – Washington Federal Bank

On November 30, 2018, RMX entered into a Credit Agreement providing for a $50.0 million four-year senior secured revolving credit facility (the “Credit Agreement”) with Washington Federal Bank, as administrative agent, lead arranger and bookrunner.

As of December 31, 2019, the credit facility had a borrowing base of $27.5 million with $19.5 million outstanding. The amounts borrowed under the Credit Agreement bear annual interest rates at prime lending rate as published from time to time in the “Money Rates” section of The Wall Street Journal as the prime rate. Additional payments due under the Credit Agreement include paying a commitment fee to the Lender in respect of the unutilized commitments thereunder. The commitment rate is 0.50% per year of the unutilized portion of the borrowing base in effect from time to time. The Company is also required to pay customary letter of credit fees. The effective interest rate under the revolving line of credit was 4.75% as of December 31, 2019. The bank charges associated with the commitment rate are reflected on the Statement of Operations as part of interest expense. The note requires payment of interest monthly until maturity on December 1, 2022 at which time all outstanding principal and interest amounts are due.

The Credit Agreement requires the Company to maintain the following financial covenants: commencing with the quarter ended March 31, 2019, a current ratio of not less than 1.0 to 1.0 on the last day of each quarter and, a ratio of total debt to earnings (“Leverage Ratio”) before interest, taxes, depreciation, depletion, amortization and exploration expenses (“EBITDAX”) ratio of not greater than 3.5 to 1.0 for the four fiscal quarters ending on the last day immediately preceding such date of determination, and an interest coverage ratio of greater than or equal to 2.5. to 1.0 at the end of each quarter. The Credit Agreement contains customary affirmative covenants and defines events of default for credit facilities of this type, including failure to pay principal or interest, breach of covenants, breach of representations and warranties, insolvency, judgment default, and a change of control. Upon the occurrence and continuance of an event of default, the Lender has the right to accelerate repayment of the loans and exercise its remedies with respect to the collateral. The borrowing base under the Credit Agreement is subject to redetermination on February 1 and August 1 of each year, as well as special redeterminations described in the Credit Agreement. RMX was in compliance with covenants at December 31, 2019.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Senior Credit Facility     - LegacyTexas

On April 4, 2018, RMX entered into a Credit Agreement providing for a $100.0 million four-year senior secured revolving credit facility (the “Credit Agreement”) with LegacyTexas Bank, as administrative agent, lead arranger and bookrunner. This credit facility was paid in full and terminated in December 2018.

As part of the credit facility, there was a Letter of Credit outstanding in the amount of $800,000 for bonds. At the time of pay-off of the credit facility, the Letter of Credit became secured with $800,000 in cash, which is reflected as restricted cash on the consolidated balance sheet as of December 31, 2018. The restricted cash on the consolidated balance sheet as of December 31, 2019 is $0.

NOTE 5 – Income Taxes

RMX has elected to be taxed as a partnership under Treasury Regulations § 301.7701-3 and provisions of subchapter K of chapter 1 of subtitle A of the Code. RMX is subject only to California Franchise Tax which is not material and no provisions for current or deferred taxes have been included in these statements. RMX has reviewed its income tax positions and concluded that no uncertain tax positions exist. Penalties and interest, if any, are included in income tax expense on the consolidated statement of operations. There were no such amounts recorded through December 31, 2019

MOC is a “C” Corporation for income tax purposes. Deferred tax assets and liabilities related to MOC were inconsequential as of December 31, 2019 and for the period then ended.

The MOC tax calculation has no impact on the financial statements at December 31, 2018 or 2019 and is not reflected in them. The effective rate of 0% differs from the statutory rate of 21% due to adjustments to the valuation allowance against deferred taxes and the portion of RMX’s consolidated taxable income generated in RMX which is not subject to tax.

NOTE 6 – Commodity Derivative Instruments

Objective and Strategies for Using Commodity Derivative Instruments – In order to mitigate the effect of commodity price uncertainty and enhance the predictability of cash flows relating to the marketing of the Company’s crude oil the Company enters into crude oil price commodity derivative instruments with respect to a portion of the Company’s expected production. The commodity derivative instruments used include futures, swaps, and options to manage exposure to commodity price risk inherent in the Company’s crude oil operations.

Futures contracts and commodity price swap agreements are used to fix the price of expected future oil sales at major industry trading locations such as Cushing, Oklahoma for oil. Basis swaps are used to fix or float the price differential between product prices at one market location versus another. Options are used to establish a floor price, a ceiling price, or a floor and ceiling price (collar) for expected future oil sales. (RMX does not hold any basis swaps as of December 31, 2019.)

While these instruments mitigate the cash flow risk of future reductions in commodity prices, they may also curtail benefits from future increases in commodity prices.

The Company does not apply hedge accounting to any of its derivative instruments. As a result, gains and losses associated with derivative instruments are recognized currently in earnings. The change in the mark-to-market value of all hedge instruments are included in other income and expense while the realized settlement amount each month is included in oil and gas revenue.

Counterparty Credit Risk – Commodity derivative instruments expose the Company to counterparty credit risk. The Company’s commodity derivative instruments are with Cargill. Cargill, Inc.’s long-term rating is “A” by Standard & Poor’s, “A2” by Moody’s Investor Service and “A” by Fitch Ratings. If the Company chooses to elect early termination, all asset and liability positions would be netted and settled at the time of election.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Commodity derivative instruments open as of December 31, 2019 are provided below.

Summary by year, as of 12/31/2019
	2020	2021
CRUDE OIL (bbls)	Settlement	Settlement
Volume Hedged - West Texas Intermediate WTI	114,000	-

Average Prices (WTI Hedges)
Swap	$55.18	$-
Call	$63.95	$-
Put	$52.50	$-

	2020	2021
CRUDE OIL (bbls)	Settlement	Settlement
Volume Hedged - Brent	36,000	144,000

Average Prices (Brent Hedges)
Swap	$61.20	$60.10
Call	$64.50	$64.40
Put	$57.50	$57.50

The following table presents the fair value associated with our derivative financial instruments as of December 31, 2019 and 2018. All of our derivative instruments are subject to master netting arrangements which provide for the unconditional right of offset for all derivative assets and liabilities with a given counterparty in the event of default. We present assets and liabilities related to these instruments in our consolidated balance sheets as either current or non-current assets or liabilities based on their anticipated settlement date, net of the impact of master netting agreements. On derivative contracts recorded as assets in the table below, we are exposed to the risk that our counterparties may not perform.

	Derivative Assets					Derivative Liabilities
			Balance Sheet Location				Balance Sheet Location
	Gross Fair Value	Impact of Netting	Current	Non-current	Gross Fair Value	Impact of Netting	Current	Non-current

December 31, 2019
Derivative instruments	$487,955	$(278,376)	—	$209,579	$(613,336)	$278,376	$(334,960)	—

December 31, 2018
Derivative instruments	$2,246,901	—	$1,546,614	$700,287	—	—	—	—

The following summarizes the cash settlements and change in fair value of our commodity derivatives:

	Year ended	Period ended
	December 31, 2019	December 31, 2018

Net cash payment on derivative settlements	128,988	(879,377)
Non-cash fair value gain (loss) on derivatives	(2,372,283)	3,346,189
Commodity derivative gain (loss)	(2,243,295)	2,466,812

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

NOTE 7 – General and Administrative

General and administrative expense for the periods ending December 31, 2019 and December 31, 2018 is summarized in the table below.

	Twelve months ended December 31, 2019	Period ended December 31, 2018

General and administrative expense	$2,359,790	$1,171,216
Master Service Agreement (See Note 9-Related Party Transactions)	540,000	1,620,000
COPAS overhead reimbursement	(173,494)	(422,968)
Total general and administrative for the period	$2,726,296	$2,368,248

NOTE 8 – Equity

The RMX Company Agreement provides for three classes of ownership, which are issued as follows:

●	A Units – These units are all held by Royale and are issued and outstanding for their contribution to RMX of oil and gas property interests and the stock of MOC.
●

B Units – These units are held by CIC RMX LP and are issued and outstanding for their contribution of cash. All distributions are allocated to B Units until they exceed the amounts of contributed capital, plus a minimum return of 12% per annum.

●

C Units – These units are available at the direction of the Company. They have a restricted participation under which all B units must first have all of their investment returned plus a return of twelve and one-half percent. All 1,000 C-1 units are issued and outstanding to Royale. Of 1,000 available C-2 units, 66% are issued and outstanding to management, with the 34% balance unallocated. As of December 31, 2019 there were 80 class B Units outstanding. As of December 31, 2019 there were 1,610 class C Units outstanding. Subsequent to December 31, 2018, 50 class C Units were awarded to an employee.

C-1 units vest on April 13, 2020 or upon the sale of all or substantially all of the Company's assets. C-2 units vest immediately upon the sale of all or substantially all of the Company's assets.

Compensation associated with C units has not been recognized due to performance conditions not being met. Compensation of $400,000 will be recognized upon the meeting of performance conditions.

Net income of RMX is allocated based on the pro-rata share of voting interests of the A and B units. As an LLC, each member is limited in liability to their investment in the Company.

NOTE 9 – Related Party Transactions

At December 31, 2019, we had a receivable from Royale of $298,794 arising from Royale’s collection of revenues belonging to RMX, or related to joint interest billings to Royale related to the ongoing transactions between the Royale Energy and RMX Resources, LLC. This is recorded as accounts receivable from Royale on the consolidated balance sheet as of December 31, 2019.

At December 31, 2019, we had a payable to Royale of $2,826,103 for cash call advances on drilling prospects Sansinena 9B22, Sansinena 9B23, and Whittier W-1. This is recorded as advance from Royale on the consolidated balance sheet as of December 31, 2019.

A Master Service Agreement (“MSA”) was entered into on April 4, 2018 between the Company and Royale, whereby Royale would provide accounting, engineering and land back office services at $180,000 per month. As provided by the MSA, the contract was terminated on March 31, 2019 by the Company giving a thirty-day notice.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Settlement and Well Participation Agreement with Royale Energy

On March 11, 2019 RMX Resources entered into a Settlement Agreement with Royale Energy to resolve differences resulting from the calculation of certain post-closing amounts as called for under Section 7.3 of the Subscription and Contribution Agreement. Under the terms of this provision, RMX estimated that Royale owed RMX approximately $3.4 million related to its calculation of the post-closing amount. This amount included amounts claimed by Sunny Frog related to its audit of joint owner billings by MOC prior to March 31, 2018. In settlement of these differences, Royale assigned to RMX its remaining interests in the Bellevue Field, located in Kern County and the W. Whittier Field located in Los Angeles County. Royale retained its liability for the payment of all royalties and suspended funds incurred by MOC prior to March 1, 2018. As part of this Settlement Agreement, RMX forgave a net $150,000 of past due joint interest billings owed by Royale to RMX, and agreed to offer Royale the right, but not the obligation to participate in a number of wells to be drilled in the Sansinena, and W Whittier at an offered working interest up to 75% of RMX’s working interest in each of the offered wells for two years. The minimum number of wells to be offered to Royale in each year is 2 net wells as determined by an agreed upon methodology. The Agreement also calls for certain credits toward future drilling costs of the offered wells. The results of the settlement agreement were recorded as in an increase to oil and gas properties

NOTE 10 – Acquisition and Start Up Costs

With the formation of RMX and the transfer of oil and gas properties to the new joint venture, the venture incurred certain startup costs. Such costs were expensed as incurred. Because of the significant nature of these expenses, they were listed separately in the accompanying Statement of Operations. The costs incurred by CIC RMX LP were engineering, geo-technical and other due diligence costs incurred for the formation of RMX Resources LLC and were reimbursed concurrent with Royale closing.

Initial costs incurred by CIC RMX LP	$400,000
Legal expenses	405,802
Total startup costs	$805,802

NOTE 11 – Commitments and Contingencies

General Litigation

We are involved in various legal and regulatory proceedings arising in the normal course of business. While we cannot predict the outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or cash flow.

Environmental Remediation Contingencies

We are engaged in oil and gas exploration and production and may become subject to certain liabilities or damages as they relate to environmental cleanup of well sites or other environmental restoration or ground water contamination, in connection with drilling or operating oil and gas wells. In connection with our acquisition of existing or previously drilled well bores, we may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up, restoration or contamination, we would be responsible for curing such a violation or paying damages. As of December 31, 2019, no claim has been made, nor are we aware of any liability that exists, as it relates to any environmental clean up, restoration, contamination or the violation of any rules or regulations relating thereto.

RMX RESOURCES, LLC

Notes to Consolidated Financial Statements -- Continued

December 31, 2019

Employment Agreement with CEO

On April 4, 2018 RMX entered a two-year employment agreement with its chief executive officer. The agreement automatically extends on its anniversary for a period of one year, unless either party provides written notice of its intention not to extend the term of the agreement at least 60 days prior to the anniversary date. In the event of a termination by the company without cause, the executive shall be entitled to receive a lump sum in cash, equal to the executive’s then current base salary.

The base salary of the chief executive officer is presently $275,000 per year, which is the total future commitment of the Company under the employment agreement.

NOTE 12 – Subsequent Events

We face risks related to epidemics, outbreaks or other public health events that are outside of our control, and could significantly disrupt our operations and adversely affect our financial condition. For example, the recent outbreak in Wuhan, China of COVID-19, which has spread across the globe and impacted financial markets and worldwide economic activity, may adversely affect our operations or the health of our workforce by rendering employees or contractors unable to work or unable to access our facilities for an indefinite period of time. In addition, the effects of COVID-19 and concerns regarding its global spread could negatively impact the domestic and international demand for crude oil and natural gas, which could contribute to price volatility, impact the price we receive for oil and natural gas and materially and adversely affect the demand for and marketability of our production. As the potential impact from COVID-19 is difficult to predict, the extent to which it may negatively affect our operating results or the duration of any potential business disruption is uncertain. Any potential impact will depend on future developments and new information that may emerge regarding the severity and duration of COVID-19 and the actions taken by authorities to contain it or treat its impact, all of which are beyond our control. These potential impacts, while uncertain, could adversely affect our operating results.

Management has evaluated subsequent events through March 27, 2020, the date on which these consolidated financial statements were available for issuance.